Mail Stop 3561

January 14, 2009

Timothy F. Michno
General Counsel
Movado Group, Inc.
650 From Road, Suite 375
Paramus, NJ 07652

> **Re: Movado Group, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2008**
> **Filed March 27, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 7, 2008**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2008**
> **Filed May 29, 2008**
> **File No. 001-16497**

Dear Mr. Michno:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 31, 2008
Item 1. Business, page 2
Recent Developments, page 3

1. Please describe briefly what you mean by the phrase "wholesale customer doors."

2.   Please file the Joint Venture Agreement between the company and Swico Limited as an exhibit to your next periodic report or advise us as to where it was previously filed.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 23

3.   With respect to the disclosure regarding dividends by the company, please provide the dividends paid for the two most recent fiscal years. See Item 201(c) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28
Liquidity and Capital Resources, page 39

4.   In an appropriate place under this sub-heading, please disclose the company's commitments for capital expenditures for the upcoming fiscal year, the sources of funds for such expenditures and whether the sources for such expenditures will differ from previous years. See Item 303(a)(2) of Regulation S-K.

Item 9A. Controls and Procedures, page 48

5.   We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Definitive Proxy Statement on Schedule 14A
The Board of Directors and Corporate Governance, page 8
Audit Committee, page 8

6.   We note your disclosure that the "Board of Directors believes that each member of the Audit Committee is an 'audit committee financial expert.'" Please revise this disclosure to state, if true, that the board of directors *determined* that each member of the Audit Committee is an audit committee financial expert. See Item 407(d)(5) of Regulation S-K.

Compensation Discussion and Analysis, page 12
Fiscal 2008 Executive Compensation Components, page 13
Base Salary, page 13

> 7.   In the first paragraph on page 14, please disclose why the committee's analysis of the items listed in the bullet points on page 13 resulted in the decision not to increase base salaries for the CEO, COO and Chairman and resulted in a 4.0% increase for Mr. Michno.

Performance-Based Annual Cash Compensation, page 14

> 8.   On page 15, please disclose the performance goals related to the items in the first set of bullet points that were used to determine annual incentive compensation and funding of the bonus pool. To the extent you believe disclosure of these goals is not required because it could result in competitive harm, please provide to us, on a supplemental basis, a detailed explanation for this conclusion. See instruction 4 to Item 402(b) of Regulation S-K. If disclosure would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the goals or other factors.

Long-Term Equity Incentive Compensation, page 16

> 9.   Please disclose the operating margin selected for fiscal 2008 to determine whether awards under the LTIP were made, including whether the goal was achieved and awards were made. To the extent you believe disclosure of these goals is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b) of Regulation S-K. If disclosure would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the goals or other factors.

Form 10-Q for the Fiscal Quarter Ended April 30, 2008

> 10.   Please confirm that you will comply with the above comments in your quarterly reports, as applicable.

> 11.   In the company's earnings release for the quarter ended April 30, 2008, the company disclosed that it had taken action to limit its credit exposure due to the current economic environment. In an appropriate place under Management's Discussion and Analysis of Financial Condition and Results of Operations, please disclose the actions taken, the results those actions had and whether the company believes further action will be necessary of the economy continues to be uncertain.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director